UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

WETOUCH TECHNOLOGY INC.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

961881109

(CUSIP Number)

Mark Crone, Esq.

The Crone Law Group, P.C.

500 Fifth Avenue, Suite 938

New York, New York 10110

Telephone: (646) 861-7891

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 14, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*       The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 961881109	13D

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Zhongge Lu
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) SC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 2,240,000
	8.	SHARED VOTING POWER - 0 -
	9.	SOLE DISPOSITIVE POWER 2,240,000
	10.	SHARED DISPOSITIVE POWER - 0 -

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,240,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.13% (1)

TYPE OF REPORTING PERSON (see instructions) IN

(1)	The percentage is calculated based on the quotient obtained by dividing (a) the aggregate number of shares of common stock beneficially owned by the reporting person by (b) 31,396,394 shares of common stock issued and outstanding as of December 10, 2020, as reported in the Issuer’s Form 10/A filed with the Securities and Exchange Commission on December 10, 2020.

Item 1. Security and Issuer.

This statement on Schedule 13D relates to the shares of common stock, par value $0.001 per share, of WETOUCH TECHNOLOGY INC., a Nevada corporation with principal executive offices located at No.29, Third Main Avenue, Shigao Town, Renshou County, Meishan, Sichuan, China (the “Issuer”). As of the date of this filing, the Issuer has 31,396,394 shares of common stock issued and outstanding.

Item 2. Identity and Background.

(a)	The name of the person filing this Statement (the “Reporting Person”) is Zhongge Lu.

(b)	The residential address of Zhongge Lu is No. 564, Unit 3, Building 15, 36 Zhongshahepu Street, Jinjiang District, Chengdu, Sichuan, China.

(c)	During the past five years, the Reporting Person or to the knowledge of the Reporting Person, the person identified in this Item 2, has never been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(d)	During the past five years, the Reporting Person or to the knowledge of the Reporting Person, the person identified in this Item 2, has never been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was the subject of a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal and state securities laws of findings of any violation with respect to such law.

(e)	Citizenship of Zhongge Lu: People’s Republic of China.

Item 3. Source or Amount of Funds or Other Consideration.

The shares beneficially owned by the Reporting Person were acquired as further described below.

Initially, the Reporting Person held 4,000 shares of Wetouch Holding Group Limited, a limited company organized under the laws of British Virgin Islands (“BVI Wetouch”). The Reporting Person received 2,240,000 shares in the Issuer as a result of the consummation of the transactions described in the Share Exchange Agreement dated October 9, 2020 among the Issuer, BVI Wetouch and all the shareholders of BVI Wetouch (the “BVI Shareholders”), pursuant to which the Issuer acquired all the issued and outstanding capital stock of BVI Wetouch from the BVI Shareholders in exchange for the issuance to the BVI Shareholders of an aggregate of 28,000,000 shares of common stock of the Issuer (the “Reverse Merger”). In the Reverse Merger, each ordinary share of BVI Wetouch was exchanged for 560 shares of common stock of the Issuer. Mr. Zhongge Lu, by holding 4,000 shares of BVI Wetouch, received 2,240,000 shares of the common stock of the Issuer. As a result of the Reverse Merger, Zhongge Lu became a shareholder of the Issuer, holding 2,240,000 shares, or approximately 7.13% of the common stock of the Issuer. The 4,000 shares held in BVI Wetouch were purchased by the Reporting Person with his personal funds.

Item 4. Purpose of Transaction.

The shares owned by the Reporting Person was acquired for investment purposes. The Reporting Person may make further acquisitions of shares of common stock of the Issuer from time to time and may dispose of any or all of the shares held by the Reporting Person at any time depending on an ongoing evaluation of the investment in such securities, prevailing market conditions, other investment opportunities and other factors.

Except as set forth in this Schedule 13D, the Reporting Person has not formulated any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries, (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (e) any material change in the Issuer’s capitalization or dividend policy of the Issuer, (f) any other material change in the Issuer’s business or corporate structure, (g) any change in the Issuer’s charter or bylaws or other instrument corresponding thereto or other action which may impede the acquisition of control of the Issuer by any person, (h) causing a class of the Issuer’s securities to be deregistered or delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act or (j) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

(a)	As of the date of this Schedule 13D, the Reporting Person beneficially owns an aggregate of 2,240,000 shares of the common stock of the Issuer. The 2,240,000 shares constitute approximately 7.13% of the Issuer’s stock issued and outstanding as of December 10, 2020, as reported in the Issuer’s Form 10/A filed with the Securities and Exchange Commission on December 10, 2020.

(b)	The beneficial ownership of each of the Reporting Person is:

i. Zhongge Lu: 2,240,000 (7.13%).

(c)	Mr. Zhongge Lu has the sole voting power, to vote or direct the vote of, and to dispose of, or direct the disposition of, the 2,240,000 votes reported herein.

(d)	There have been no other transactions in the shares of common stock of the Issuer effected by the Reporting Person during the past 60 days.

(e)	No person other than the Reporting Person has the rights to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares reported as being beneficially owned (or which may be deemed to be beneficially owned) by the Reporting Person.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

N/A

Item 7. Material to Be Filed as Exhibits.

2.1	Share Exchange Agreement dated October 9, 2020 among Wetouch Technology Inc. f/k/a Gulf West Investment Properties, Inc., Wetouch Holding Group Limited, the shareholders of Wetouch Holding Group Limited (“Sellers”), Hong Kong Wetouch Electronics Technology Limited and Fengfei Zhang, as administrative agent for the Sellers*.

*Incorporated by reference to the Form 10 filed by the Issuer with the Securities and Exchange Commission on October 15, 2020.

CUSIP No. 961881109	13D

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 16, 2020

/s/ Zhongge Lu
Zhongge Lu

EXHIBIT INDEX

Exhibit	Description of Exhibit

2.1	Share Exchange Agreement dated October 9, 2020 among Wetouch Technology Inc. f/k/a Gulf West Investment Properties, Inc., Wetouch Holding Group Limited, the shareholders of Wetouch Holding Group Limited (“Sellers”), Hong Kong Wetouch Electronics Technology Limited and Fengfei Zhang, as administrative agent for the Sellers*.

*Incorporated by reference to the Form 10 filed by the Issuer with the Securities and Exchange Commission on October 15, 2020.